Conversion Labs, Inc.

800 Third Avenue, Suite 2800

New York, New York 10022

December 29, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Conversion Labs, Inc.
Registration Statement on Form S-1
File No. 333-250985

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Conversion Labs, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 9:30 a.m. Eastern Time on Thursday, December 31, 2020, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Conversion Labs, Inc.

/s/ Justin Schreiber
Justin Schreiber
Chief Executive Officer